Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Windtree Therapeutics, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-279241

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Windtree Therapeutics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-279241), together with all amendments and exhibits thereto, which was filed with the Commission on May 9, 2024 (the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions or require any further information, please contact the Company’s counsel, Goodwin Procter LLP, by calling Justin S. Platt, Esq. at (212) 459-7340.

Very truly yours,

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
Name: Craig E. Fraser
Title: President and Chief Executive Officer

Cc: Justin Platt, Esq., Goodwin Procter LLP